SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule l3a-16 of the Securities Exchange Act of 1934

For the month of June, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: one company announcement made on June 5, 2002.

- British Telecommunications plc - 2002 Annual Report and Form 20-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: June 5, 2002 By:

PATRICIA DAY
Authorized Representative

BRITISH TELECOMMUNICATIONS plc

2002 ANNUAL REPORT AND FORM 20-F

British Telecommunications plc today announces that copies of its Annual Report and Form 20-F for the year ended 31 March 2002 are available from the Company Secretary at the company's registered office, 81 Newgate Street, London EC1A 7AJ.

Date of announcement: 5 June 2002